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                         UNOFFICIAL ENGLISH TRANSLATION


Koninklijke Ahold N.V.
at Zaandam, The Netherlands


Date:                                                         Reference:
24 February 2003                                              03-018.rjmd/cmo



Auditors' report accompanying notification by management based on Section 2:362 para. 6 of the Netherlands Civil Code of facts that have become known after the adoption of the annual accounts for 2001 at the general meeting of shareholders held on May 7, 2002


Auditors' report based on Section 2:362 para. 6 of the Netherlands Civil Code

We have read the attached notification based on Section 2:362 para. 6 of the Netherlands Civil Code dated 24 February 2003 by the management of Koninklijke Ahold N.V. at Zaandam. The management is responsible for the content of this notification. We do not disagree with the content of the notification. Considering the text of the notification we hereby announce that we no longer maintain our auditors' opinions in connection with the annual accounts for 2000 and 2001 and no longer permit the publication of these opinions.


/s/ Deloitte & Touche Accountants